SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 7)



                              Arch Coal, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of class of Securities)

                                 039380100
                               (CUSIP Number)

                             David L. Hausrath
                             Vice President and
                              General Counsel
                                Ashland Inc.
                        50 E. RiverCenter Boulevard
                                P.O. Box 391
                          Covington, KY 41012-0391
                               (606) 815-3333
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                               March 31, 2000
          (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No.         039380100         13D


1        NAME OF REPORTING PERSONS       Ashland Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  61-0122250

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [  ]
                  N/A                                         (b)  [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS   00       (See Item 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)     [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

   NUMBER OF               7    SOLE VOTING POWER
    SHARES                          4,753,271
 BENEFICIALLY
   OWNED BY                8    SHARED VOTING POWER
     EACH                           0
   REPORTING
 PERSON WITH               9    SOLE DISPOSITIVE POWER
                                    4,753,271 (excludes 1,495,186 shares held by Key Trust Company of Ohio, N.A. ("Key
                                    Trust")  as Trustee  under the  Ashland
                                    Inc. Leveraged Employee Stock Ownership
                                    Plan (the "LESOP shares"). Ashland has sole power to direct the disposition of the LESOP shares. Ashland disclaims beneficial ownership of the LESOP shares.)

                          10    SHARED DISPOSITIVE POWER
                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,753,271  shares of common stock  (excludes the "LESOP" shares)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     [ X ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.4% of the shares of common stock

14       TYPE OF REPORTING PERSON
              CO

                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D

Item 1.  Security and Issuer

         Ashland Inc. ("Ashland") currently owns 4,753,271 shares of common stock ("common stock"), par value $.01 per share, of Arch Coal, Inc. ("Arch Coal").
         Arch Coal is a Delaware corporation with its principal executive offices located at City Place One, Suite 300, Creve Coeur, Missouri 63141.

Item 2.  Identity and Background

         (a), (b) and (c) Ashland is a Kentucky corporation with its principal executive offices located at 50 E. RiverCenter Blvd., P. O. Box 391, Covington, Kentucky 41012-0391. Ashland is a diversified company with wholly owned operations in distribution, specialty chemicals, motor oil and car care products, and highway construction. Ashland also has a 38-percent equity interest in Marathon Ashland Petroleum LLC and a 12-percent equity interest in Arch Coal.
         The executive officers and directors of Ashland and their principal occupations are shown on the attached Schedule I. The business address of each executive officer is shown on Schedule I. Each director's business address is Ashland Inc., c/o Office of the Secretary, 50 E. RiverCenter Boulevard, P. O. Box 391, Covington, KY 41012-0391.
         (d-e) During the last five years, neither Ashland nor any of the persons listed in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f) Each executive officer and director is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration
         Not applicable.

                                                        Page 4 of 7
Item 4.  Purpose of Transaction

         On June 22, 1999, Ashland, as a shareholder of Arch Coal, announced that it had retained the investment banking firm of Goldman Sachs to help Ashland explore strategic alternatives for its investment in Arch Coal.

         On October 5, 1999, Ashland announced that it was making progress on its study to explore strategic alternatives for its investment in Arch Coal and that, at that point, a tax-free spin-off to its shareholders seemed to be its preferred alternative. Ashland also announced that it had submitted a proposal to Arch Coal and had begun discussions with a special committee of the Arch Coal Board of Directors regarding such a spin-off transaction. Such a spin-off would have been subject, among other things, to a negotiated agreement with the special committee of the Arch Coal Board of Directors, approval by the Arch Coal shareholders, a favorable ruling from the Internal Revenue Service, and approval by Ashland's Board of Directors.

         On January 24, 2000, Ashland announced that it was continuing to pursue spin-off alternatives for its investment in Arch Coal, including both tax-free and taxable distributions.

         On February 24, 2000, Ashland announced that, absent intervening circumstances or material events, Ashland's management intended to recommend to its Board of Directors at the next Ashland Board meeting, to be held on March 16, 2000, a distribution to Ashland's shareholders of 17,397,233 shares of its Arch Coal Common Stock in the form of a taxable dividend. Ashland also announced that, in anticipation of the taxable distribution, two of Ashland's four employees currently on the Arch Coal Board of Directors, Paul W. Chellgren and J. Marvin Quin, will not stand for re-election to the Arch Coal Board at Arch Coal's upcoming Annual Meeting on April 20, 2000.

         On March 16, 2000, Ashland announced that its Board of Directors had approved a taxable distribution of 17,397,233 shares of Arch Coal Common Stock to Ashland's shareholders, and had set a record date of March 24, 2000 for the distribution. Ashland will retain shares of Arch Coal Common Stock to satisfy any federal tax withholding on the distribution. Any fractional shares of Arch Coal Common Stock will also be retained by Ashland with Ashland subsequently distributing the equivalent cash value.

         On March 27, 2000, Ashland announced that 17,397,233 shares of Arch Coal Common Stock had been distributed to Ashland's shareholders and are being recorded in book-entry form by Arch Coal's transfer agent. Each share of Ashland Common Stock received 0.246097 shares of Arch Coal Common Stock. Ashland will retain the shares of Arch Coal Common Stock required to satisfy any federal tax withholding on the distribution and any fractional shares of Arch Coal Common Stock resulting from the distribution. Brokers and dealers will have until April 5, 2000 to advise Ashland as to their full and fractional share requirements. Ashland will subsequently distribute to the

     Ashland shareholders $7.1875 per share for any fractional shares of Arch Common Stock, which was determined to be the value of Arch Coal Common Stock on the record date. Also on March 27, 2000, Ashland mailed to its shareholders an information statement in respect of the distribution. Ashland anticipates that direct registration statements listing the number of shares of Arch Coal Common Stock received by each Ashland shareholder will be mailed commencing on or about March 31, 2000 by Arch Coal's transfer agent. The distribution is a taxable event to Ashland and constitutes dividend income to Ashland shareholders.

     Ashland intends, subject to then-existing market conditions but within one year, to dispose of its remaining shares of Arch Coal Common Stock in a transaction or transactions that qualify as a sale for federal income tax purposes. See Item 5.1.(b) for discussion of Arch Coal Common Stock held by the Ashland Inc. Leveraged Employee Stock Ownership Plan (the "LESOP").

Item 5.  Interest in Securities of the Issuer

I.       Ashland

     (a) Ashland presently owns 4,753,271 shares of Arch Coal Common Stock which represents approximately 12.4% of the total issued and outstanding stock of Arch Coal.

     (b) Ashland has sole voting power and the sole power to dispose or to direct the disposition of its 4,753,271 shares of Arch Coal Common Stock. In addition, Ashland has sole power to dispose of 1,495,186 shares of Arch Coal Common Stock held by Key Trust Company of Ohio, N.A. as Trustee for the LESOP (the "LESOP shares"). Ashland disclaims beneficial ownership of the LESOP shares. Because of ERISA diversification requirements, it is expected that the LESOP will dispose of the LESOP shares, subject to then-existing market conditions.

         (c) Except as otherwise disclosed on Schedule II or in Item 4 hereof, neither Ashland nor the persons listed in Item 2 has effected any transaction relating to Arch Coal Common Stock within the last 60 days.

         (d)      Not applicable.
         (e)      Not applicable.

II.      Executive Officers and Directors of Ashland

         The beneficial ownership of the Common Stock of Arch Coal of Ashland's executive officers and directors is listed on Schedule II.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to a Stockholders Agreement between Arch Coal, Ashland and Carboex S.A. ("Carboex"), Arch Coal has agreed to nominate for election as a director of Arch Coal a person designated by Carboex, and Ashland has agreed, among other things, to vote its shares of Arch Coal Common Stock in a manner sufficient to cause the election of such nominee.

Item 7.  Material to be Filed as Exhibits

         Stockholders Agreement between Arch Coal, Ashland and Carboex S.A. dated April 4, 1997 (filed as Exhibit 7 to Ashland's Schedule 13D (Amendment No. 2) dated June 22, 1999, and incorporated herein by reference).

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       March 31, 2000
                                                --------------------------
                                                       (Date)

                                                /s/ David L. Hausrath
                                                --------------------------
                                                David L. Hausrath
                                                Vice President and General
                                                   Counsel

                                 Schedule I

                      DIRECTORS AND EXECUTIVE OFFICERS
                                     OF
                                ASHLAND INC.
                PRINCIPAL OCCUPATIONS AND BUSINESS ADDRESSES

    DIRECTORS                                                PRINCIPAL OCCUPATION*
----------------                      ------------------------------------------------------------------------------------

Samuel C. Butler                      Partner of Cravath, Swaine & Moore, Attorneys, New York, New York

Frank C. Carlucci                     Chairman of the Board of The Carlyle Group, Washington, D.C.

Paul W. Chellgren                     Chairman of the Board and Chief Executive Officer of Ashland Inc., Covington, Kentucky

Ernest H. Drew                        Former CEO of Westinghouse Industries and Technology Group

James B. Farley                       Private Investor and Retired Chairman and Chief Executive Officer of Mutual Life
                                      Insurance Company of New York, New York (now known as The MONY Group)

Bernadine P. Healy                    President of the American Red Cross, Washington, D.C.

Mannie L. Jackson                     Majority owner and Chairman and Chief Executive Officer of the Harlem Globetrotters,
                                      International

Patrick F. Noonan                     Chairman of the Board of The Conservation Fund, Arlington, Virginia

Jane C. Pfeiffer                      Management Consultant, Vero Beach, Florida

William L. Rouse, Jr.                 Investments, Naples, Florida

Theodore M. Solso                     Chairman and Chief Executive Officer of Cummins Engine Company, Inc., Columbus, Indiana

* For business addresses, see Item 2.



EXECUTIVE OFFICERS                      BUSINESS ADDRESS                        PRINCIPAL OCCUPATION

Paul W. Chellgren                       P. O. Box 391                           Chairman of the Board
                                        Covington, KY  41012                    and Chief Executive Officer

James R. Boyd                           P. O. Box 391                           Senior Vice President
                                        Covington, KY  41012                    and Group Operating Officer

David J. D'Antoni                       P. O. Box 2219                          Senior Vice President
                                        Columbus, OH  43216                     and Group Operating
                                                                                Officer

J. Marvin Quin                          P. O. Box 391                           Senior Vice President
                                        Covington, KY  41012                    and Chief Financial Officer

James J. O'Brien                        P. O. Box 1400                          Senior Vice President;
                                        Lexington, KY 40512                     President, The Valvoline
                                                                                Company

Charles F. Potts                        APAC, Inc.                              Senior Vice President;
                                        3340 Peachtree Rd., NE                  President, APAC, Inc.
                                        Tower Place
                                        Atlanta, GA  30326

Kenneth L. Aulen                        P. O. Box 391                           Administrative Vice
                                        Ashland, KY  41114                      President; Controller

Philip W. Block                         P. O. Box 391                           Administrative Vice
                                       Covington, KY 41012                      President

J. Dan Lacy                             P. O. Box 391                           Vice President
                                        Covington, KY  41012

David L. Hausrath                       P. O. Box 391                           Vice President and
                                        Covington, KY 41012                     General Counsel

Richard P. Thomas                       P. O. Box 391                           Vice President and
                                        Covington, KY 41012                     Secretary

Peter M. Bokach                         P. O. Box 2219                          Vice President;
                                        Columbus, OH  43216                     President of Ashland
                                                                                Distribution Company


James A. Duquin                         P. O. Box 2219                          Vice President;
                                        Columbus, OH  43216                     President of Ashland
                                                                                Specialty Chemical Company

Lamar M. Chambers                       P. O. Box 391                           Auditor
                                        Covington, KY  41012



                                SCHEDULE II

                  Arch Coal Common Stock Transactions and
           Ownership by Ashland Directors and Executive Officers



                                        Stock Transactions
                                          effected within
    Director of Ashland                     past 60 days*                          Total Ownership
    -------------------                 ------------------                         ---------------

    Samuel C. Butler                     184 by wife                                184 by wife
                                         954 by Trust                               954 by Trust
                                         133 from Ashland DRIP                      625 direct
                                         492 direct

    Frank C. Carlucci                    626 from Ashland DRIP                      626 direct
                                         49 by wife                                 49 by wife

    Paul W. Chellgren
    (information included in Executive
    Officer's List)

    Ernest H. Drew                           1,722 direct                           1,722 direct

    James B. Farley                          98 joint with wife                     98 joint with wife
                                             492 direct                             492 direct

    Bernadine P. Healy                       917 direct                             917 direct

    Mannie L. Jackson                        492 direct                             492 direct

    Patrick F. Noonan                        492 direct                             492 direct

    Jane C. Pfeiffer                         694 direct                             694 direct

    William L. Rouse                         1,114 direct                           1,114 direct

    Theodore M. Solso                        492 direct                             492 direct




     *Represents acquisitions of Arch Common Stock pursuant to the taxable distribution by Ashland of Arch Common Stock to Ashland shareholders. All calculations are based upon the receipt of .246097 shares of Arch Common Stock for each share of Ashland Common Stock and exclude fractional shares.

                                        Stock Transactions
    Executive Officer                     effected within
       of Ashland                          past 60 days*                          Total Ownership
    -------------------                 ------------------                         ---------------

    Kenneth L. Aulen                       1,158 (1)                                1,158 (1)
                                           1,441 (2)                                1,441 (2)
                                           1,814 direct                             1,814 direct


    Philip W. Block                        1,480  (1)                               1,480 (1)
                                           533    (2)                                 533 (2)
                                           500    direct                              900 direct


    Peter M. Bokach                        1,401  (1)                               1,401 (1)
                                              62  (2)                                  62 (2)
                                           153 by son                                 153  by son
                                           676 direct                                 676  direct

    James R. Boyd                          1,635 (1)                                1,635 (1)
                                              55 (2)                                   55 (2)
                                           1,045 joint with wife                    1,045 joint with wife
                                           7,647 direct                             12,647 direct


    Lamar M. Chambers                      764 (1)                                  764 (1)
                                           778 (2)                                  778 (2)
                                           225 direct                               225 direct


    Paul W. Chellgren                      29 shares purchased with the March       628 direct - held in the Arch
                                           15, 2000 dividend through the Arch       Coal DRIP
                                           Coal DRIP                                28,401 direct
                                           4,503 direct                             2,514 (1)
                                           15,898 from Ashland DRIP                 6,572 (2)
                                           2,514 (1)
                                           6,572 (2)




     *Except for Mr. Chellgren's March 15 Arch Coal DRIP purchase, all transactions represent the acquisition of Arch Common Stock pursuant to the taxable distribution by Ashland of Arch Common Stock to Ashland shareholders. All calculations are based upon the receipt of .246097 shares of Arch Common Stock for each share of Ashland Common Stock and exclude fractional shares.

(1)  Shares held in Ashland's Leveraged Employee Stock Ownership Plan

(2)  Shares held in Ashland's Employee Savings Plan


                                        Stock Transactions
    Executive Officer                     effected within
       of Ashland                          past 60 days*                          Total Ownership
    -------------------                 ------------------                         ---------------

    David J. D'Antoni                      1,689 (1)                                1,689 (1)
                                           1,645 (2)                                1,645 (2)
                                           123 custodian for son                    123 custodian for son
                                           1,577 direct                             1,577 direct

    James A. Duquin                        1,168 (1)                                1,168 (1)
                                             456 direct                               456 direct


    David L. Hausrath                      764 (1)                                  764 (1)
                                           914 (2)                                  914 (2)
                                           73 direct                                73  direct


    J. Daniel Lacy                         1,355 (1)                                1,355 (1)
                                           1,024 (2)                                1,024 (2)


    James J. O'Brien                       741 (1)                                  741 (1)
                                            65 (2)                                   65 (2)
                                           324 direct                               324 direct

    Charles F. Potts                       1,165 (1)                                1,165 (1)
                                             451 (2)                                  451 (2)
                                             331 direct                               331 direct


    J. Marvin Quin                         1,634 (1)                                1,634 (1)
                                           4,024 (2)                                4,024 (2)
                                           5,571 direct                             7,071 direct


    Richard P. Thomas                      1,401 (1)                                1,401 (1)
                                             974 (2)                                  974 (2)
                                             386 direct                               386 direct


     *Except for Mr. Chellgren's March 15 Arch Coal DRIP purchase, all transactions represent the acquisition of Arch Common Stock pursuant to the taxable distribution by Ashland of Arch Common Stock to Ashland shareholders. All calculations are based upon the receipt of .246097 shares of Arch Common Stock for each share of Ashland Common Stock and exclude fractional shares.

(1)  Shares held in Ashland's Leveraged Employee Stock Ownership Plan

(2)  Shares held in Ashland's Employee Savings Plan




                               EXHIBIT INDEX

Stockholders Agreement between Arch Coal, Ashland and Carboex S.A. dated April 4, 1997 (filed as Exhibit 7 to Ashland's Schedule 13D (Amendment No.
2) dated June 22, 1999, and incorporated herein by reference).